Exhibit 21.1

List of Subsidiaries of Alithya Group inc. (f/k/a 9374-8572 Québec Inc.)

(Upon Consummation of the Transactions)

Name	Jurisdiction
Alithya Canada inc.	Québec, Canada
Edgewater Technology, Inc.	Delaware, USA
Alithya Services-Conseils Inc.	Québec, Canada
Alithya Digital Technology Corporation	Ontario, Canada
Alithya Consulting SAS	France
Alithya Consulting USA Inc.	Delaware, USA
Pro2p Services Conseils inc.	Canada
Edgewater Technology (Delaware), Inc.	Delaware, USA
Edgewater Technology-Ranzal, LLC	Delaware, USA
Fullscope, Inc.	Delaware, USA
Edgewater Technology—Zero2Ten, Inc.	Delaware, USA